FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Special Stockholders' Meeting

INTERSHOP Communications Aktiengesellschaft
(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of Registrant's Name into English)

Amsinckstrasse 57
D-20097 Hamburg
Federal Republic of Germany
(011) 49-40-23708-2
(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Stockholders Approve 1-for-5 Reverse Stock Split

Stockholders’ Approval Enhances Intershop’s Financial Flexibility

Jena / Hamburg, Germany, October 30, 2002 –Stockholders of Intershop Communications AG (Neuer Markt: ISH, Nasdaq ISHP), a leading provider of e-commerce software for enterprises, today approved the proposed simplified capital decrease in conjunction with a 1-for-5 reverse stock split of Intershop common bearer shares.

Under the approved measures, the new share capital will be Euro 19,306,400 and five existing Intershop Communications AG common bearer shares will be exchanged for one new Intershop Communications AG common bearer share. The Company expects Intershop’s shares will begin trading on a consolidated basis before the end of calendar year 2002.

Dr. Juergen Schoettler, Chief Financial Officer, commented, “At today’s special stockholders’ meeting, Intershop’s stockholders approved a key measure of our comprehensive set of financial initiatives designed to strengthen the balance sheet and to increase the Company’s financial flexibility. The reverse stock split is an important step in enabling the Company to raise capital to support our operating business and ensure continued investment in research and technology, thus greatly enhancing our competitive position. Intershop is currently working with investment bank ING Barings as a strategic financial advisor throughout this process. We are very encouraged by today’s vote and our stockholders’ decision to support us.”

Holders of Intershop’s American Depositary Shares (ADS) quoted on Nasdaq National Market will not need to take any action. Upon the reverse stock split becoming effective, one ADS will evidence one Intershop common bearer share instead of currently five Intershop common bearer shares.

In addition to the reverse stock split, Intershop’s stockholders approved a resolution to adapt the Company’s articles of association to the Transparency and Publicity Act (Transparenz- und Publizitätsgesetz –TransPuG). All resolutions were accepted by at least 99% of the capital represented at the meeting.

Approximately 500 stockholders attended the special stockholders’ meeting held at the CCH convention center in Hamburg, Germany. About 28% of common stock was represented at the meeting.

Investor Relations Klaus F. Gruendel P: +49-3641-50-1000 F: +49-3641-50-1002 k.gruendel@intershop.com	Public Relations Heiner Schaumann P: +49-3641-50-1000 F: +49-3641-50-1002 h.schaumann@intershop.com

About Intershop

Intershop Communications AG (Neuer Markt: ISH; Nasdaq: ISHP) is a leading provider of e-commerce solutions for enterprises who want to automate marketing, procurement, and sales using Internet technology. The Intershop Enfinity e-commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single e-commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Sonera, Ericsson, Otto and Bosch have selected Intershop's Enfinity platform as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.

This press release may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the company's Form 20-F dated May 9, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: October 31, 2002	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)